FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of July, 2005


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)









22 July 2005

COLT announces changes to audit committee membership

COLT Telecom Group plc (COLT) a leading European provider of business communications, today announced a change to the composition of its Audit Committee.

Gene Gabbard, 65, who was appointed to the COLT Board on 6 January 2005 has been appointed a member of the COLT Audit Committee. He replaces H. Frans van den Hoven, a director of COLT since September 1996, who has retired as a member of the Audit Committee. Gene is a member of the boards of Trillion Partners, PRE Holdings and Knology and a special limited partner of Ballast Point Ventures. He was previously executive vice president and chief financial officer of MCI Communications Corporation.

About COLT
COLT is a leading European provider of business communications. COLT specialises in providing data, voice and managed services to midsize and major businesses and wholesale customers. It has more than 22,000 customers across all industry sectors. COLT owns and operates a 13-country, 20,000km network that includes metropolitan area networks in 32 major European cities with direct fibre connections into 10,000 buildings and 12 COLT data centres.

COLT Telecom Group plc, COLT's parent company, is listed on the London Stock Exchange (CTM.L) and NASDAQ (COLT). Information about COLT and its services can be found at www.colt.net

Enquiries:

COLT Telecom Group plc

Luke Glass
Director Corporate Communications
Email: luke.glass@colt.net
Tel: +44 (0) 20 7390 3681

Gill Maclean
Head of Corporate Communications
Email: gill.maclean@colt.net
Tel: +44 (0) 20 7863 5314

                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 22 July 2005                                   COLT Telecom Group plc


                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary